MECHEL ANNOUNCES Q1 2011 OPERATIONAL RESULTS

Moscow, Russia – April 12, 2011 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and steel companies, announces operational results for Q1 2011.

Products	Q1 2011, thousand tonnes	2011 vs. 2010, %
Coking coal concentrate	3,091.0	+31
Other types of metallurgical coal*	496.9	+37
Steam coal	2,193.5	-1
Iron ore concentrate	916.7	0
Chrome ore concentrate	61.4	-27
Nickel	4.3	+8
Ferrosilicon (65% and 75%)	22.8	+1
Ferrochrome (65%)	23.5	0
Coke	931.8	-2.4
Pig iron	1,012.9	-3.7
Steel	1,588.0	+11
Rolled products	1,590.9	+10
Flat products	132.1	+29
Long products	913.4	+9
Billets	545.4	+9
Hardware	245.9	+36
Forgings	19.6	+24
Stampings	26.6	+38
Electric power generation (thousand kWh)	1,150,910	+13.4
Heat power (Gcal)	2,704,361	+5

• Including anthracite and PCI.

Mechel OAO’s General Director Yevgeny Mikhel commented on the first quarter 2011 operational results: “Over this year’s first three months all of Mechel’s business segments demonstrated confident levels of production growth we achieved in 2010.

“In the mining segment, the coking coal concentrate’s production volumes went up by 31% compared to the same period last year. We managed to achieve these results despite the temporary halting of the coking coal washing shop of Yakutugol’s Nerungrinsk washing plant due to the collapse of three thickeners. The work of two out of three washing lines was promptly restored. Southern Kuzbass OAO fully mastered the technology of preparing high-quality mixes of PCI coals which enabled the plant to increase their production by 87%.

“The steel segment also showed confident growth compared to the same period last year. Hardware production went up by 36%. Due to the launch of new facilities, production of steel, steel alloy electrode and high-strength wires, as well as regular wire, was increased in particular. Output of forgings and stampings exceeded last year’s figures by 24% and 38% respectively, due to high demand both on domestic and international markets. The launch of a new electric steelmaking complex at Izhstal OAO and a new high-quality and stainless steel production complex at Chelyabinsk Metallurgical Plant OAO in 2010 enabled Mechel to boost steelmaking and billet-making capacities. Due to modernization, output of flat products went up by 29% compared to the same period last year, while production of long products and billets went up by 9%.

“The ferroalloys segment demonstrated good results by stabilizing its work in wintertime and ensuring sufficient supply of raw materials for Mechel facilities. Bratsk Ferroalloy Plant reported successful intermediate results of melting of the industrial probe of quartzites. The results showed that the Uvatsk deposit’s reserves are suitable for production of ferrosilicon with 65% silicon content, which is most in demand. A short-term lapse in production volumes for chrome ore concentrate produced at the Voskhod plant in Kazakhstan was due to the plant’s mastering the technology of manufacturing high-quality concentrate with a higher chrome content, which required processing more ore. Also, the temporary decrease was due to mining through an ore body with lower level of chrome in the ore.

“Our power division operations, including the results from our Bulgarian asset Toplofikatsia Rousse in which we consolidated 100% stake in November 2010, increased heat and electric power generation by 5% and 13.4% respectively, compared to the same period last year.

“The respective results achieved by every Mechel business segment in the first quarter of 2011 enable us to look into the future with optimism. We intend to continue our efforts to further improve the group’s production results, as required by the market demand for our prime products.”

***

Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.